Thomas J. Poletti Manatt, Phelps & Phillips, LLP Direct Dial: (714) 371-2501 TPoletti@manatt.com

September 30, 2020

VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Courtney Lindsay and Ms. Suzanne Hayes

Office of Life Sciences

Re:	Moving iMage Technologies, Inc.

Amendment No. 5 to Registration Statement on Form S-1

Filed July 10, 2020

File No: 333-234159

Dear Mr. Lindsay and Ms. Hayes:

On behalf of our client, Moving iMage Technologies, Inc. (the “Company”), we hereby file Amendment No. 6 to the Company’s Registration Statement on Form S-1, as originally filed with the U.S. Securities and Exchange Commission (the “Staff”) on October 11, 2019 (the “Amendment No. 6”). Amendment No. 6 is hereby filed to provide responses to comments (the “Comments) of the staff of the Commission (the “Staff”) issued in a letter dated August 4, 2020 (the “Staff’s Letter”) relating to the Company’s Amendment No. 5 to Registration Statement on Form S-1 as filed with the Commission on July 10, 2020. In order to facilitate your review, we have responded, on behalf of the Company, to each of the Comments set forth in the Staff’s Letter, on a point by point basis. The Comments are set forth below in bold font and our response follows each respective Comment. In our response, page number references are to Amendment No. 6. Terms used but not defined herein have the respective meanings assigned thereto in Amendment No. 6.

Amendment No. 5 to Form S-1

Summary, page 1

1. Please provide more detailed disclosure on the Conversion, including, but not limited to, a discussion of the purpose of the Conversion and its significance. Discuss any material effects on shareholders and consider providing a chart of the company and its subsidiaries before and after the Conversion.

695 Town Center Drive, 14th Floor, Costa Mesa, California 92626 Telephone: 714.371.2500 Fax: 714.371.2550

Albany | Boston | Chicago | Los Angeles | New York | Orange County | Palo Alto | Sacramento | San Francisco | Washington, D.C.

September 30, 2020

Response:

The section entitled “Summary” has been revised to include a discussion of the purpose of the Conversion, its significance and the fact that there are no material effects on Company shareholders. In addition, a chart has been provided of the Company and its subsidiaries before and after the Conversion.

Unaudited Pro Form Financial Information, Dilution, page 36

2. We note that our pro forma balance sheet at March 31, 2020 includes a column for MITQ Holding Consolidated. Please explain to us what this column represents and why it is included in pro forma financial information. Revise your disclosures as necessary.

Response:

The aforementioned column has been removed from the Company’s pro forma balance sheet at June 30, 2020.

Exhibits

3. Please revise your legal opinion to reflect the additional shares you are offering and to include any additional relevant updated information.

Response:

The legal opinion has been revised to reflect the additional shares in the offering:

Exhibits

4. We note that “Moving iMage Technologies, Inc.”, the name you have listed on the cover page of your registration statement, does not appear on an entity search on the Delaware Secretary of State Division of Corporations webpage. Please confirm that you are currently incorporated in the State of Delaware. Revise your disclosure throughout your registration statement, as necessary.

Response:

The Company is currently incorporated in the State of Delaware under the name “Moving iMage Technologies, Inc.” and the correct name now appears on the aforementioned webpage.

Should you or the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (714) 371-2501.

Sincerely,

/s/ Thomas J. Poletti

Thomas J. Poletti

cc: Glenn H. Sherman, PhD, Chief Executive Officer